EXHIBIT 99.1

HOUSE LEASING CONTRACT

Lessor (hereinafter referred to as Party A): Ke Chen

Lessor’s ID Number: [***]

Lessee (hereinafter referred to as Party B): Chengdu Shanyou HVAC Engineering Co., Ltd. Lessee’s Business License No.: [***]

In accordance with the Contract Law of the People’s Republic of China and relevant laws and regulations, Party A and Party B enter into this Contract on the basis of equality and voluntariness concerning Party A leasing the Premises to Party B and Party B renting the Premises from Party A.

Clause 1 Premises Information

The Premises leased by Party A to Party B is located at No.477 Wanxing Road, Wuhou District, Chengdu, with a construction area of 436.16 square meters, specifically Rooms 1110-1117, 11th Floor, Unit 1, Building 7, Longxi Center.

Clause 2 Document Submission

Party A shall provide documents including the real estate ownership certificate, the House Purchase Contract signed with the property developer, or other valid certificates proving the right to lease, as well as identity documents. Party B shall provide its identity certification documents. Both parties may keep copies of the other party’s documents after verification. All copies shall be used solely for this lease.

Clause 3 Lease Term and Purpose

1.	The lease term totals 60 months, commencing on September 1, 2026 and expiring on August 31, 2031 (August 2026 is a rent-free period).

2.	If Party B intends to renew the lease, it shall notify Party A 15 days prior to the expiration of the lease term, and both parties shall sign a new leasing contract.

3.	Party B shall use the Premises solely for office purposes and shall not carry out business activities in violation of national laws and regulations. Upon expiry of the lease term, if Party A continues to lease out the Premises, Party B shall have the priority to rent it.

Clause 4 Rent and Payment Terms

1.	The monthly rent is RMB Twenty-Four Thousand Only (¥24,000.00). Rent shall be paid on a quarterly basis. Party B shall pay the rent to Party A by the 1st day of each payment period. In the lease term, any rent fluctuation caused by market price changes shall be subject to separate negotiation between both parties.

2.	Party B shall pay the first-period rent of RMB Seventy-Two Thousand Only (¥72,000.00) on or before September 1, 2026.

3.	Party A’s bank account for receiving payments: Bank of Deposit: Industrial and Commercial Bank of China, Chengdu Binjiang Sub-branch Business Office Account Name: Ke Chen Bank Account No.: [***]

Clause 5 Lease Deposit

1.	Party B shall pay a lease deposit of RMB Twenty-Four Thousand Only (¥24,000.00) to Party A on or before September 1, 2026.

2.	Upon expiry of the lease term if Party B does not renew the lease, the lease deposit shall be fully refunded (interest-free) to Party A after deducting expenses and rent payable by Party B, or compensation for breach of contract for which Party B is liable under this Contract.

Clause 6 Premises Hand-over and Expense Liability

1.	Party A shall hand over the Premises to Party B for use on September 1, 2026. Upon hand-over, Party A shall settle all outstanding debts and complete hand-over formalities. Hand-over shall be deemed completed once both parties inspect, sign for confirmation and hand over the Premises keys.

2.	During the lease term, property management fees, water and electricity charges, telephone fees, internet access fees, cable TV fees, gas fees, cleaning fees, parking fees and all other miscellaneous expenses arising from the use of the Premises shall be borne by Party B. For any expenses not listed herein, both parties may negotiate and specify them in the remarks of this Contract or sign a supplementary agreement separately.

Clause 7 Sub-leasing

During the lease term, Party B shall not sub-lease part or all of the Premises to any third party (except with the prior written consent of Party A; provided that the sub-lease term shall not exceed the lease term stipulated in this Contract). If Party B conducts unauthorized sub-leasing, Party A has the right to terminate this Contract and forfeit the full lease deposit. Party B shall also compensate for any losses incurred to Party A arising from such sub-leasing.

Clause 8 Rights and Obligations of Both Parties

1.	Party A shall ensure that the Premises and its attached facilities delivered are fit for the lease purpose and meet safety requirements under applicable national laws, regulations and rules. Party B shall use the Premises and its attached facilities in a reasonable manner.

2.	During the lease term, Party B shall not alter the structure or purpose of the Premises without authorization. Otherwise, Party A has the right to forfeit the lease deposit and unilaterally terminate this Contract. If either Party A or Party B intends to reconstruct, expand or renovate the Premises, a separate written agreement shall be signed by both parties in compliance with applicable laws.

3.	It shall constitute a breach of contract by Party B if Party B deliberately defaults on rent payment, fails to pay relevant fees or surrenders the Premises in advance. Party A is entitled to forfeit the lease deposit. If Party A unilaterally terminates this Contract after receiving the lease deposit or otherwise breaches this Contract, it shall constitute a breach of contract by Party A, and Party B may demand Party A to refund double the lease deposit.

4.	Upon termination or rescission of this Contract, Party A has the right to take back the Premises. Party B shall move out unconditionally within 5 days. If Party B refuses to return the keys and vacate the Premises, Party A may enter the Premises in the presence of property management staff, and all articles left in the Premises shall be deemed abandoned by Party B.

5.	Party B has the right to request Party A to issue receipts for all payments received by Party A. Bank transfer slips may serve as proof of payment.

6.	If this Contract cannot be performed due to force majeure (unforeseeable, unavoidable and insurmountable events), this Contract shall be automatically terminated. Neither party shall be liable to the other. Party A shall refund the lease deposit (interest-free) to Party B within three days.

Clause 9 Other Agreements

Within the five-year lease term under this Contract, if either party intends to terminate the lease in advance, it shall notify the other party one month in advance. If Party A fails to give such notice on time, Party A shall pay double the lease deposit as compensation to Party B. If Party B fails to give such notice on time, the lease deposit shall be forfeited.

Clause 10

This Contract is made in two counterparts, each of which shall have equal legal effect and shall take effect upon signature / seal by both parties. Any dispute arising out of or in connection with this Contract may be submitted to the people’s court at the location of the Premises for litigation.

Lessor (Party A): Ke Chen	Lessee (Party B): Chengdu Shanyou
HVAC Engineering Co., Ltd.

Agent / Representative:______________	Agent / Representative:______________
Tel.: [***]	Tel.: [***]
Date:	Date: